Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges as well as any deficiency of earnings are determined using the following applicable factors:

•	Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to non-controlling interests.

•	Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

The following table excludes a ratio of earnings to combined fixed charges and preferred stock dividends since we do not have any preferred stock outstanding as of the date of this prospectus and did not have any preferred stock with required dividend payments during any of the periods presented below. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

(in thousands, except ratios)	Year Ended December 31,
	2016	2015	2014	2013
Earnings available for fixed charges:
Net loss	$(44,472)	$(24,119)	$(19,828)	$(14,171)
Plus: Fixed charges, as calculated below	1	1,575	277	774

Total earnings available for fixed charges	$(44,471)	$(22,544)	$(19,551)	$(13,397)

Fixed charges:
Interest expense, including amortization of debt issuance costs and debt discount	$—	$1,574	$276	$774
Estimated interest expense portion of rental expense	1	1	1	—

Total fixed charges	$1	$1,575	$277	$774

Deficiency of earnings available to cover fixed charges	$(44,472)	$(24,119)	$(19,828)	$(14,171)